Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
PARIS RE Holdings Limited
(Commission File No. 132-02692)
Extraordinary General Meeting held on August 11, 2009
Shareholders approve all the
Board of Directors’ proposals

Stock Information

à	Mnemo: PRI
à	ISIN: CH0032057447
à	Bloomberg: PRI FP
à	Reuters: PRI PA
à	Euronext Paris - B

Contacts

+41 41 727 51 57

à	Analysts & Investors
Rating agencies
investor.relations@paris-re.com
à	Media
press.relations@paris-re.com
Zug, Switzerland, August 12, 2009. PARIS RE Holdings Limited (Euronext: PRI) (the “Company”) announces that the shareholders present or represented at the Extraordinary General Meeting held on August 11, 2009 in Zug, Switzerland, unanimously approved all the proposals of the Board of Directors:
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the elections of Messrs Emmanuel Clarke, Bruno Meyenhofer, Albert Benchimol, Costas Miranthis, Tad Walker and William Babcock as new members of the Board of Directors to replace Messrs. David R. Tunnell, James D. Carey, Nicolas Zerbib, Brian Modesitt, Robert Hurst and Björn Jansli, both the resignations and elections being subject to and effective upon closing of the Securities Purchase Agreement[1];

-	the amendment of article 19 of the Articles of Incorporation in order to reduce the minimum number of the members of the Board of Directors from 10 to 6;

-
the deletion of article 34 of the Articles of Incorporation which required any person who acquires more than one-third of the Company’s voting rights to make a cash takeover bid to the remaining shareholders;

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the reduction of the share capital in the amount of CHF185,711,943.97 (from CHF385,972,749.91 to CHF200,260,805.94) by a reduction of the nominal value of each bearer share by CHF2.17 (from CHF4.51 to CHF2.34) subject to the conditions that (i) the conditions precedent of the Securities Purchase Agreement and the conditions precedent of the Transaction Agreement[2] with respect to the capital reduction are satisfied or waived and, (ii) PARIS RE Holdings France has repaid a first tranche of the intercompany loan granted by the Company or the Company has otherwise financed the contemplated share capital repayment, in each case, in accordance with the Transaction Agreement; and

-
the additional reduction of the share capital in the amount of CHF171,163,082 (from CHF200,260,805.94 to CHF29,097,723.94) by a reduction of the nominal value of each bearer share by CHF2.00 (from CHF2.34 to CHF0.34) subject to the conditions that (i) the conditions precedent of the Securities Purchase Agreement and the conditions precedent of the Transaction Agreement with respect to the capital reduction are satisfied or waived and (ii) PARIS RE Holdings France has repaid a second tranche of the intercompany loan granted by the Company or the Company has otherwise financed the contemplated share capital repayment, in each case, in accordance with the Transaction Agreement.

Shareholders holding 61,607,235 shares representing approximately 71.99% of the Company’s outstanding shares (including treasury shares) were present or represented at this Extraordinary General Meeting.

1 Dated July 4, 2009, between PartnerRe Ltd., Bermuda, certain significant shareholders of the Company and, with respect to selected provisions, the Company (for more details, please refer to the Memorandum to Shareholders, dated July 21, 2009, which is available on the Company’s website (www.paris-re.com) in the Regulated Information section).
2 Dated July 4, 2009, between the Company and PartnerRe Ltd Bermuda (for more details, please refer to the Memorandum to Shareholders, dated July 21, 2009 which is available on the Company’s website (www.paris-re.com) in the Regulated Information section).

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Coming next

à	3Q09 and 9 first months
results
Thursday November 12, 2009

PARIS RE Holdings Ltd.
Postrasse 30, Postfach 851
CH-6301 Zug
+41 41 727 51 51
www.paris-re.com
Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” about PARIS RE and PartnerRe within the meaning of the “safe harbor” provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE’s and PartnerRe’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE’s, PartnerRe’s, or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in PARIS RE’s Registration Document (Document de Référence) filed with the Autorité des Marchés Financiers (the French securities regulator, the “AMF”) on April 29, 2009 under the n° R.09-036, which is a lso available in English on PARIS RE’s web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE and PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements.
PARIS RE Holdings Limited does not communicate a “profit forecast” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts.
Additional Information and Where to Find It
PartnerRe has filed a preliminary proxy statement and will file a final proxy statement and, if required by the applicable laws and regulations, an exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transactions. PARIS RE and PartnerRe urge investors and shareholders to read such documents as soon as they become available and any other relevant documents filed with the SEC because they will contain important information. When these documents are filed, investors and shareholders may obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org).
Important Information for Investors and Shareholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions.
Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.

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